SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 10SB

As filed with the SEC on January 30, 2001         SEC Registration No. 333-93767

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No 1. to
                                    FORM 10SB

         GENERAL FORM FOR REGISTRATION OF SECURITIES Pursuant to Section
               12(b) or (g) of the Securities Exchange Act of
                                      1934

                          Brilliant Sun Industry Co.
            (Exact name of registrant as specified in its charter)

          Florida                                        Applied For
 (State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)


   2503 W. Gardner Ct., Tampa, FL.                            33611
      (Address of principal                                (Zip Code)
        executive offices)

      Registrant's telephone number, including area code (813) 831-9348

      Securities to be registered pursuant to Section 12(b) of the Act:
     Title of each class                          Name of each exchange on which
     to be so registered                          each class is to be registered
                                      None

      Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                (Title of class)

                                 Preferred Stock
                                (Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Business.

History and Organization

We were organized under the laws of the State of Florida in May, 1999. Since inception, our primary activity has been directed to organizational efforts. We were formed as a vehicle to acquire or be acquired by a private company desiring to become an SEC reporting company in order thereafter to secure a listing on the over the counter bulletin board. This type of acquisition is sometimes referred to as a reverse merger. Companies such as ours are called blank check companies, meaning a company that:

o Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person

o Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934

  We have elected to file this Form 10SB on a voluntary basis because we believe that a private company desiring to become an SEC reporting company in order thereafter to secure a listing on the over the counter bulletin board will be more receptive to an acquisition by an SEC reporting company. We will voluntarily file periodic reports in the event our obligation to file such reports is suspended under the Exchange Act.

Operations

     We were organized for the purposes of creating a corporate vehicle to seek, investigate and, if such investigation warrants, engage in business combinations presented to us by persons or firms who or which desire to become an SEC reporting company. We will not restrict our search to any specific business or industry, but will limit ourselves to acquisitions located by our president.

     We do not currently engage in any business activities that provide any cash flow. The costs of identifying, investigating, and analyzing business combinations will be paid with funds contributed as a capital contribution by our president. Management has placed no cap on the amount of funds they will lend. This is based on a written agreement between our president and us. This capital contribution will not be returned either by us or by the company we acquire either before or after the merger. In addition, we have no preliminary agreements or understandings with any other person or entity concerning loans or capital contributions.

     We may seek a business combination in the form of firms which:

o     Have recently commenced operations
o     Are developing companies
o     Are seeking to develop a new product or service
o    Are established businesses



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

   A business combination will most likely involve the acquisition of, or merger with, one of these kind of companies which does not need substantial additional capital but which desires to establish a public trading market for our shares, while avoiding what they may deem to be adverse consequences of undertaking a public offering itself, such as:

o     Time delays
o     Significant expense
o     Loss of voting control

o     Compliance with various federal and state securities laws

      Based upon the probable desire on the part of the owners of acquisition candidates to assume voting control over us in order to avoid tax consequences or to have complete authority to manage the business, we will combine with just one acquisition candidate.

      Upon closing of a business combination, there will be a change in control which will result in the resignation of our present officer and director.

    There are no financial requirements for an acquisition candidate, except to have qualified audited financial statements and the funds to make payments to us required in an acquisition agreement. Accordingly, any acquisition candidate that is selected may be a financially unstable company or an entity in our early stage of development or growth, including entities without established records of sales or earnings. Accordingly, we may become subjected to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk.

     We anticipate that the selection of a business combination will be complex and extremely risky. Management believes that there are numerous firms seeking the benefit of a publicly traded corporation because of:

o     General economic conditions
o     Rapid technological advances being made in some industries
o     Shortages of available capital

   Such perceived benefit of a publicly traded corporation may include:

o Facilitating or improving the terms on which additional equity financing may be sought
o Providing liquidity for the principals of a business
o Creating a means for providing incentive stock options or similar benefit to key employees
o Providing liquidity, subject to restrictions of applicable statutes, for all shareholders



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

   Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Evaluation of Business Combinations

     The analysis of business combinations will be undertaken by or under the supervision of our officer and director who is not a professional business analyst. Management intends to concentrate on identifying preliminary prospective business combinations which may be brought to our attention through present associations. There are only two characteristics necessary for a prospective business combination:

o Have the ability to obtain qualified audited financial statements within the time period required under relevant SEC regulations

o Have the funds to make payments to us required in an acquisition agreement, if mutually agreed by us and the acquisition candidate

      Because we will be subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, we will be required to furnish certain information about significant acquisitions, including audited financial statements for the business acquired, covering one, two or three years depending upon the relative size of the acquisition. Consequently, acquisition prospects that do not have or are unable to obtain the required audited statements within the required time period will not be appropriate for acquisition.

     Any business combination will present certain risks. Many of these risks cannot be adequately identified prior to selection. In the case of some of the potential combinations available to us, it is possible that the promoters of an acquisition candidate have been unable to develop a going concern or that such business is in our development stage in that it has not generated significant revenues from its principal business activity prior to our merger or acquisition. There is a risk, even after the closing of a business combination and the related expenditure of our funds, that the combined enterprises will still be unable to become a going concern or advance beyond the development stage. The combination may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by us and, therefore, our shareholders.

Business Combination

      In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. We may also purchase stock or assets of an existing business. The manner of the business combination will depend on:

o The nature of the acquisition  candidate
o The respective needs and desires of us and other parties
o The management of the acquisition candidate opportunity
o The relative negotiating strength of us and such other management

    On the closing of a business combination, the acquisition candidate will have significantly more assets than us; therefore, management plans to offer a controlling interest in us to the acquisition candidate. Although the actual terms of a transaction to which we may be a party cannot be predicted, we may be expected that the parties to the business transaction will find we desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called tax-free reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1954. In order to obtain tax-free treatment under the code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, our shareholders would retain less than 20% of the issued and outstanding shares of the surviving entity, which would be likely to result in significant dilution in the equity of such shareholders. In addition, our director and officer will, as part of the terms of the acquisition transaction, resign as director and officer.

     Prior to any business combination, we will effect a reverse split of our stock such that management and our non-management principal shareholder retain the number of shares as provided in the merger agreement upon the closing of the merger. We will not, however, sell or issue any additional shares prior to the location of an acquisition candidate. All necessary funding will be provided as a non-refundable capital contribution by management.

     Consistent with the position of the SEC staff in a recent letter to the NASD concerning blank check companies, all securities issued in the acquisition transaction will be registered at the time the transaction is closed. We may also agree to register additional securities for resale thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our common stock may have a depressive effect on such market.

      If at any time we enter negotiations with a possible merger candidate and such a transaction becomes probable, then we will file all required information on Form 8-K. As of the date of this filing, no potential acquisition candidate has entered into any oral or written agreement to be acquired by us.

    We have adopted certain acquisition policies, as follows. Management is unaware of any circumstances under which such policy through their own initiative may be changed. The following policies are based on a written agreement with management, and we are aware of no circumstances under which these policies may be changed.

o We may not borrow funds and use the loan proceeds to make payments to any officer, director, promoter or affiliate or associate of us.

o We will not enter into a business combination with any company which is in any way wholly or partially beneficially owned by any officer, director, promoter or affiliate or associate of us.

o We have adopted a policy that we will not pay a finder's fee to any member of management for locating a merger or acquisition candidate. No member of management intends to or may seek and negotiate for the payment of finder's fees.

o We will not sell any securities prior to the location of an acquisition or merger candidate.

o Other fees may be paid to our management if and only if it is agreed by the acquisition candidate in the merger agreement. Any such fee will be funded by a fee the acquisition candidate agrees to pay as part of the merger agreement. There is no minimum or maximum amount of fee that can be paid. The amount will be determined in arms'-length negotiations in the merger agreement.

o The only other pecuniary benefit to be received by management is the retention of a to-be-agreed percent of stock after the acquisition closes. There is no minimum or maximum amount of stock which can be retained. The amount will be determined in arms'-length negotiations in the merger agreement.

   Although we believe these procedures eliminate the potential for a claim that management has breached or compromised its fiduciary duties, there is always a potential that such claim could be made. If made, any remedy available under state corporate law will most likely be prohibitively expensive and time consuming.

     We will remain an insignificant player among the firms that engage in business combinations. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than us. In view of our combined limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors. Also, we will be competing with a large number of other similar small public companies located throughout the United States, including those organized and to be organized by our non-management principal shareholder for himself and others.

   We believe our most significant competition comes from persons or entities who sell "listed, trading public shells." Our transactions differ from the typical public shell/reverse merger transactions in that our transaction is structured to fully comply with the registration provisions of federal securities laws. In our transaction, our shares are transferred to shareholders of the private company from our treasury stock under an SEC registration statement. Many typical public shell transaction do not utilize authorized but unissued stock but instead involve the transfer of issued and outstanding shares from existing insider and non-insider shareholders, allegedly in compliance with Rule 144(k) but actually in violation of the registration provisions of the 1933 Act. We continue to advise potential clients that there is no way to "instantly go public." Registration is a must. There are no other options. Although our process may take a little longer to accomplish, it is accomplished without violating federal securities laws. We also believe that in the near future the SEC will formally advise our competitors that alleged Rule 144(k) reverse mergers violate the federal securities laws in the same way as they similarly advised our competitors who previously tried to create trading public shell corporations without registering their shares.

     We do not intend to advertise or promote ourselves. Instead, our management will actively search for potential acquisition candidates. In the event management decides to advertise in the form of an ad in a publication to attract an acquisition candidate, the cost of such advertising will be assumed by management.



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

Employees

We presently have no employees. Our officer and director is engaged in business activities outside of us, and the aggregate amount of time he will devote to our business and the business of all other blank check companies with which is associated will be limited, usually involving one hour or less per week aggregate until an acquisition candidate has agreed to be acquired.

Item 2. Financial Information.

SELECTED FINANCIAL DATA

The following information concerning our financial position and operations is as of and for the period ended December 31, 1999.

Total assets                                    $   0
Total liabilities                                   0
Equity                                              0
Sales                                               0
Net loss                                        5,079
Net loss per share                               0.00

MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

    We are a development stage entity, and have neither engaged in any operations nor generated any revenues to date. We have no assets. Our expenses through December 31, 1999, all funded by a capital contribution from management, are $1,079 and $4,000 of services provided by our president.

    Substantially all of our expenses that must be funded by management will be from our efforts to identify a suitable acquisition candidate and close the acquisition. Management has agreed in writing to fund our cash requirements until an acquisition is closed. So long as management does so, we will have sufficient funds to satisfy our cash requirements. This is primarily because we anticipate incurring no significant expenditures. Before the conclusion of an acquisition, we anticipate our expenses to be limited to accounting fees, legal fees, telephone, mailing, filing fees, occupational license fees, and transfer agent fees.

    We do not intend to seek additional financing. At this time we believe that the funds to be provided by management will be sufficient for funding our operations until we find an acquisition and therefore do not expect to issue any additional securities before the closing of a business combination.



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

MERGER TRANSACTIONS

We have agreed to merge with Yi Wan Group, Inc. The total number of shares of common stock Brilliant Sun will issue to all of the Yi Wan Group shareholders in the merger is 15,762,500. This number will represent 97% of the outstanding Brilliant Sun common stock after the merger.

Brilliant Sun had 2,000,000 shares of its common stock issued and outstanding at December 31, 2000 owned equally by two shareholders, Michael T. Williams and Yale Yu. In connection with the merger, we agreed to effect a reverse split such that Mr. Williams plus his extended family and Mr. Yu will each own 247,350 shares prior to the closing of the merger. Accordingly, there will be 487,500 shares of Brilliant Sun common stock outstanding. None of the shares of Brilliant Sun common stock outstanding prior to the closing of the merger will be converted or otherwise modified in the merger and all of such shares not otherwise retained by our stockholders as provided in the merger agreement will be outstanding capital stock of Brilliant Sun after the closing of the merger.

As a result of this transaction, Brilliant Sun will have 16,250,000 shares of common stock outstanding.

MERGER APPROVALS

 In June, 2000, Brilliant Sun's board of directors approved the merger proposal. All of our stockholders approved the merger proposal on the same date.

 In June 2000, Yi Wan Group 's board of directors unanimously approved the merger proposal. Based upon the ownership of more than 50% of Yi Wan Group common stock by officers, directors and affiliates, it appears that a favorable vote by stockholders of Yi Wan Group is assured. No consents will be solicited or accepted until after the effective date of an information statement/ prospectus filed on Form S-4.

BULLETIN BOARD LISTING

Brilliant Sun Industry Co. will be subject to the reporting requirements of the Securities Exchange Act of 1934 in the calendar year in which the merger closes because it filed this registration statement. It intends to continue to be subject to those requirements in subsequent years by filing before the effective date of this registration statement a form 8-A electing to be a reporting company subject to the requirements of the 1934 act.

Upon closing of the merger, our name's name will seek to become listed on the over-the-counter bulletin board under the symbol "BSUN." If and when listed, the Yi Wan Group's stockholders will hold shares of a publicly-traded Yi Wan Group corporation subject to compliance with the reporting requirements of the 1934 act.



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

BACKGROUND OF THE MERGER

In May, 1999, Mr. Yale Yu, President of ITG and Associates, the American representative of the Yi Wan Group companies, entered into discussions with Mr. Michael T. Williams, Esq., Brilliant Sun Industry Co.'s attorney. There were several telephone calls between Mr. Yu and Mr. Williams during May, 1999 and Mr. Yu visited Mr. Williams in Tampa once. All discussions concerned the structure of the transaction and the fees involved.

Michael T. Williams, Esq. is the principal of Williams Law Group and acts as president and director of Brilliant Sun Industry Co., at the request of Mr. Yu, for administrative convenience only.

Mr. Williams was originally issued 1,000,000 shares of Brilliant Sun Industry Co. upon formation. At the request of principals of the Yi Wan Group, Mr. Yu was issued 1,000,000 shares upon formation. Mr. Williams and Mr. Yu agreed to a reverse stock split prior to the close of the merger such that they will each own 243,750 shares in the surviving company.

Mr. Yu indicated that Yi Wan Group had already made a strategic decision to promise investors and existing shareholders investment liquidity through a reverse merger with a shell company that would become listed on the over the counter bulletin board.

Mr. Williams told Mr. Yu that his law firm, Williams Law Group, P.A., represented shell companies that could meet Yi Wan Group's requirements. He indicated that he was only acting as an attorney for the shell corporation and that neither he nor his firm would not be representing or advising Yi Wan Group in any way in or about the proposed transaction.

REASONS FOR THE MERGER

Brilliant Sun Industry Co. is a private company with no assets or operations originally formed to acquire a private company such as Yi Wan Group that had made a decision to go public and secure a listing on the over the counter bulletin board through a reverse merger with a shell company. Yi Wan Group goal was to go public through that process and only through that process, a decision it had made before it contacted Brilliant Sun Industry Co.

In assisting Yi Wan Group to reach this goal, Brilliant Sun Industry Co. had to structure a transaction to meet two separate requirements. One is factual. The other is legal. One is discretionary. The other is mandatory. The discretionary factual requirement is imposed by Yi Wan Group. The mandatory legal requirement is imposed by the NASD.



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

In adopting this transaction structure to meet both the requirements of Yi Wan Group and the NASD, Brilliant Sun Industry Co. considered the following:

o The board of Yi Wan Group has the legal right under Florida state law to require that the transaction be structured as a reverse merger with a shell.

o Yi Wan Group could go public some way other than a reverse merger with a shell. But as the board in the proper exercise of its discretion under Florida state law in making a business judgment has made its decision concerning the method Yi Wan Group will utilize to go public, this is not a relevant issue.

o The transaction must involve the filing of a 1933 Act or 1934 Act registration statement in order for Yi Wan Group to secure a listing on the over the counter bulletin board.

o The use of a 1933 Act registration statement is acceptable to the NASD in order to meet its requirements for listing.

o The merger satisfies Yi Wan Group's requirement concerning the way Yi Wan Group will go public. But the merger has nothing to do with meeting the NASD's requirement for securing a listing on the over the counter bulletin board, which is Yi Wan Group's ultimate goal in the transaction. This registration statement, not the merger, satisfies the NASD listing requirement.

      Factual Requirement

Yi Wan Group required that their going public transaction must involve a merger with a shell company. In order to meet this factual requirement, the transaction was structured to have Yi Wan Group acquired by Brilliant Sun Industry Co. in a reverse merger. A reverse merger is a transaction in which Brilliant Sun Industry Co. and not Yi Wan Group is the surviving company after the merger closes.

It is the board of Yi Wan Group, not some third party, that has the right, indeed the duty, under Florida state law to make a determination as to which method of going public is in the best interest of Yi Wan Group and its stockholders. The board selected this process rather than another because it determined that this process has a very valid business purpose: In the minds of its potential investors, its shareholders and its management, this method of going public was well known, universally accepted and proven to be successful. This method would therefore enhance Yi Wan Group's ability to raise capital and provide its investors and shareholders with liquidity.



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

      Legal Requirement

Although this transaction structure meets Yi Wan Group's factual requirement, the merger itself does nothing to meet the NASD's legal requirement that Yi Wan Group must become subject to the provisions of section 15d of the 1934 Act to meet the listing requirement under NASD Rule 6530. According to the NASD's interpretation of the Rule, this requirement for listing is met by the filing of a 1933 Act registration statement.

NASD Rule 6530 limits quotations on the OTCBB to the securities of issuers that make current filings pursuant to Sections 13 and 15(d) of the 1934 Act. In "Eligibility Rule Q and A," January 21, 1999, posted on the over the counter bulletin board website at

http://www.otcbb.com/news/EligibilityRule/eligruleq&a.stm

the NASD advised companies that wanted to become listed on the over the counter bulletin board that

In order to be required to make filings pursuant to Section 13 or 15(d) of the Act, an issuer must register its class of securities under the Securities Act of 1933 or the Securities Exchange Act of 1934.

[emphasis added]

So clearly, a registration statement such as the Form S-4 filed under the 1933 Act meets the NASD's requirement for listing.

That same statement of the NASD indicates that Yi Wan Group must be a mandatory, not a discretionary, reporting company. Under section 15d of the 1934 Act and related regulations and interpretations, that requirement is met for the year in which this registration statement is declared effective. However, there may some uncertainty as to the mandatory reporting status thereafter. Accordingly, to avoid any uncertainty in this area, Brilliant Sun Industry Co. will file a companion registration statement on Form 8-A, the form prescribed for discretionary registration of securities under section 12(g) of the 1934 Act. The filing of the companion registration statement on form 8-A will assure continued compliance with NASD Rule 6530 in the years after this registration statement is declared effective, so long as the surviving company remains current in its reporting requirements.

NASD Rule 6530 is not met by the merger. It is met by structuring the transaction to have the shares that are issued to Yi Wan Group's shareholders in the merger registered under this 1933 Act registration statement and simultaneously registered under the 1934 Act on Form 8-A.

Although this transaction structure is utilized to meet Yi Wan Group's requirement of going public through a reverse merger with a shell company, the registration statement is not being filed because of that requirement. It is being filed because in order for Yi Wan Group to reach its goal of going public, the requirement imposed by the NASD has to be satisfied. The registration statement, and not the merger, is what meets that requirement.

Thus, by being acquired by Brilliant Sun Industry Co. in a transaction in which shares that are issued to Yi Wan Group's shareholders in the merger are registered under this 1933 Act registration statement and simultaneously registered under the 1934 Act, Yi Wan Group meets both the NASD legal requirement of going public - Rule 6530 - and its own factual requirement for the way it wants to go public - a reverse merger with a shell company.

Interests of Certain Persons in the Merger

Upon the closing of the merger, the current directors and executive officers of Yi Wan Group will become the directors and executive officers of the surviving corporation.

Mr. Williams' law firm will receive a fee of $45,000 paid from the merger fee. He, his family members, and an employee 243,750 shares following the merger. Mr. Yu will retain 243,750 shares following the merger. These shares will be registered for resale. There is no reasonable assurance that the shares will ever have any realizable value.

Additional information concerning this transaction has now been filed with the SEC on our registration statement on Form S-4.


Item 3. Properties.

    We are presently using the office Mr. Williams in Tampa FL, at no cost as our office. Such arrangement is expected to continue only until a business combination is closed, although there is currently no such agreement between us and Mr. Williams, our president. We at present own no equipment, and do not intend to own any.


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


Item 4. Security Ownership of Certain Beneficial Owners and Management.

 The following table sets forth information about our current shareholder. The person named below has sole voting and investment power with respect to the shares. The numbers in the table reflect shares of common stock held as of the date of this Form 10:

                          Shares Owned                         Percentage

Mr. Yale Yu                 1,000,000                             50%

501 W. Cameron Ave.
Suite 220
West Covina,  CA
            91790

--------------------------------------------------------------------------------
Michael T.                  1,000,000                             50%
Williams(1)

2503 W. Gardner  Ct.
Tampa FL 33611

--------------------------------------------------------------------------------
All directors and           1,000,000                             50%
officers as a
group -
1 persons

-
--------------------------------------------------------------------------------

1. To be owned in a blind trust with the beneficiaries of Michael T. Williams and his wife, Donna J. Williams, Tenants by the Entireties. Mr. Williams may be deemed our founder and promoter, as the terms are defined under the Securities Act of 1933.

Mr. Williams' trust will retain an amount of our issued and outstanding stock after issuance of all shares in the merger and closing of the merger transaction as is agreed in arms'-length negotiations with the acquisition candidate. Prior to closing the merger, we will effect a reverse stock split so that share ownership complies with the terms of the acquisition agreement.

    Item 5. Directors and Executive Officers.

   Directors and Executive Officers.
   --------------------------------

   The following table and subsequent discussion sets forth information about our director and executive officer, who will resign upon the closing of the acquisition transaction. Our director and executive officer was elected to his position in March, 1999.

 Name                            Age          Title

 Michael T. Williams             51           President, Treasurer and  Director

   Michael T. Williams responsibilities will include management of our operations as well as our administrative and financial activities. Since 1975 Mr. Williams has been in the practice of law, initially with the U.S.
 Securities and Exchange Commission until 1980, and since then in private practice. He was also chief executive officer of Florida Community Cancer Centers, Dunedin, FL from 1991-1995. He received a BA from the University of Kansas and a JD from the University of Pennsylvania.

    Item 6. Executive Compensation.

  The following table sets forth all compensation awarded to, earned by, or paid for services rendered to us in all capacities during the year ended December 31, 1999, by our president; however, as we have no our other executive officers whose salary and bonus for the year ended December 31, 1999 exceeded $100,000, information is only furnished for Mr. Williams.

                               Summary Compensation Table
                              ----------------------------
                              Long-Term Compensation Awards


Name and Principal Position      Annual Compensation - 1999
                                  Salary ($)      Bonus ($)   Number of Shares Underlying
                                  ----------      ---------           Options (#)
                                                                      -----------
Michael T. Williams,               None           None                  None
President


 Fees may be paid to our management if and only if it is agreed by the acquisition candidate in the merger agreement. These fees would be for services including, but are not limited to, the following:

o Formation of our company
o Preparation and filing of Form 10
o Securing  an  accounting  firm and  audited  financial  statements
o Locating potential acquisition candidates
o Qualifying the actual acquisition candidate
o Negotiating all aspects of the acquisition o Preparation and filing of a Form 8-K
o Closing the merger transaction

Fees may also be paid to Williams Law Group, P.A., an affiliate of our management, for rendering legal services. Any such fees will be funded by a fee the acquisition candidate agrees to pay as part of the merger agreement. There is no minimum or maximum amount of fees that can be paid. The amount will be determined in arms'-length negotiations in the merger agreement.

    Except as described above and any stock retained by management as mutually agreed in the acquisition agreement, we will not pay any of the following types of compensation or other financial benefit to our management:

o Consulting Fees
o Finders' Fees
o Any other methods of payments by which management or current shareholders receive funds, stock, other assets or anything of value whether tangible or intangible

These provisions are the subject of a written agreement between management and us. Management is not aware of any circumstances under which this policy, through their own initiative, may be changed.

Item 7. Certain Relationships and Related Transactions.

   None of the related party transactions described below were the result of arm's length negotiations. Accordingly, there is a potential that management's fiduciary duties may be compromised as a result of any of these transactions. Any remedy available under state corporate law, if management's fiduciary duties are compromised, will most likely be prohibitively expensive and time consuming.

   We have established the a policy that prohibits transactions with or payment of anything of value to any present officers, director, promoter or affiliate or associate or any company that is in any way or in any amount beneficially owned by any of our officers, director, promoter or affiliate or associate, except as follows:

o Fees may be paid to Williams Law Group, P.A., an affiliate of our management, for rendering legal services.
o     All  compensation   payable  according  to  a  written  agreement  between
      management and us as described in Item 6. Management above.

Any such fees will be funded by a fee the acquisition candidate agrees to pay as part of the merger agreement. There is no minimum or maximum amount of fees that can be paid. The amount will be determined in arms'-length negotiations in the merger agreement.

Our director and officer is or may become, in his individual capacity, an officer, director, controlling shareholder and/or partner of other entities engaged in a variety of businesses. Mr. Williams is engaged in business activities outside of us, and the aggregate amount of time he will devote to our business and the business of all other blank check companies with which is associated will be limited, usually involving one hour or less per week aggregate until an acquisition candidate has agreed to be acquired.

There exists potential conflicts of interest including allocation of time between us and such other business entities.

Our director and officer is or may become, in his individual capacity, an officer, director, controlling shareholder and/or partner of other entities engaged in a variety of businesses. Michael T. Williams is engaged in business activities outside of us, and the aggregate amount of time he will devote to our business and the business of all other blank check companies with which is associated will only be between five (5) and twenty (20) hours per week until a successful business opportunities have been acquired by all such companies. There exists potential conflicts of interest including allocation of time between us and such other business entities.

Conflicts with other blank check companies with which members of management are currently and may become affiliated in the future will arise in the pursuit of business combinations. These conflicts will involve only Michael T. Williams. Mr. Williams has in the past formed other what would be deemed blank check entities for himself. He intends to continue to do so in the future. Except for 4 Brandon - I, Inc., none of these entities has or will engage in any public offering of its securities prior to entering into a business combination agreement. None of such entities has entered into an agreement to acquire or be acquired by any business or has acquired any business.

To aid the resolution of these conflicts, he and we have agreed to the following procedure:

o None of the existing blank check entities except for 4 Brandon - I, Inc. will file registration statements under the Securities Act to sell their securities prior to entering into a business combination agreement. No acquisition candidates will be presented to for 4 Brandon
         - I, Inc. until it has sold any securities.

o Unless specifically requested by an acquisition candidate, no acquisition candidates will be presented to the following existing blank check companies with which Mr. Williams is associated until all blank check companies which have not filed registration statements on Form 10, existing or in the future, have entered into acquisition agreements.

The  following  table  sets  forth   acquisition   companies  which  have  filed
registration statements on Form 10SB.

                  Name                     Date of Filing of Form 10SB with SEC
                  ----                     ------------------------------------
First Business Service Group, Inc.                   March 25, 1999
Second Business Service Group, Inc.                  March 25, 1999
Third Business Service Group, Inc.                   March 25, 1999
Fourth Business Service Group, Inc.                  March 25, 1999
Fifth Business Service Group, Inc.                   March 25, 1999
Sixth Business Service Group, Inc.                   March 25, 1999
Seventh Business Service Group, Inc.                 March 25, 1999
Eighth Business Service Group, Inc.                  March 25, 1999
Ninth Business Service Group, Inc.                   March 25, 1999
Tenth Business Service Group, Inc.                   March 25, 1999

Only Sixth Business Service Group, Inc. has entered into an acquisition agreement with Telesource, Inc. A registration statement has been filed, initial comments have been received and Amendment No. 2 is anticipated to be filed in the near future. First, Second and Third Business Service Group are engaged in preliminary acquisition discussions with potential acquisition candidates.

The following table sets forth acquisition companies which have not filed registration statements on Form 10.

           Name             Acquisition Agreement     SEC Filing Status
                                     Status

First Enterprise Service     Merger Agreement with       Registration
Group, Inc.                      Space Systems         Statement filed.
                              International, Inc.     Awaiting Comments.

Second Enterprise Service    Merger Agreement with    Registration Statement
Group, Inc.                  Wiremedia.com, Inc.         being drafted.

Third Enterprise Service     Merger Agreement with    Registration Statement
Group, Inc.                  Competitive Companies,   filed. Awaiting financials
                                      Inc.                  to refile.

Fourth Enterprise Service    Proposal being considered
Group, Inc.                       by candidate.

Fifth Enterprise Service     Proposal being considered
Group, Inc.                       by candidate.

Sixth Enterprise Service     Merger Agreement with       Registration Statement
Group, Inc.                  Africainternet.com, Inc.       being drafted.

Seventh Enterprise Service   Merger Agreement with       Registration Statement
Group, Inc.                  Legacy Communications,         being drafted.
                                      Inc.

Eighth Enterprise Service    Merger Agreement with       Registration Statement
Group, Inc.                  Impulse Communications,        being drafted.
                                      Inc.

Ninth Enterprise Service     Proposal being considered
Group, Inc.                       by candidate.

Tenth Enterprise Service     Merger Agreement with       Registration Statement
Group, Inc.                  Emailshots.com, Inc.           being drafted.

First Emily, Inc.            Merger Agreement with       Registration Statement
                             Talentspot.com, Inc.           being drafted.

First Hilary, Inc.           Merger Agreement with       Registration Statement
                             Net Sales Solutions, Inc.      being drafted.

First Zachery, Inc.          Proposal being considered
                                   by candidate.

First Michelle, Inc.         Proposal being considered
                                   by candidate.

First James, Inc.            Proposal being considered
                                   by candidate.
First Mark, Inc.

First Matt, Inc.             Proposal being considered
                                  by candidate.

First Brandon, Inc.          Merger Agreement with       Registration Statement
                                 Net2speak, Inc.               being drafted.

Second Brandon, Inc.

First Brad, Inc.

First Dunmore, Inc.

Second Emily, Inc.

Second Hilary, Inc.

Second Zachery, Inc.

Second Michelle, Inc.

Second James, Inc.

Second Mark, Inc.

Second Matt, Inc.

Second Brad, Inc.

Second Dunmore, Inc.



Item 8. Legal Proceedings.

  We not a party to or aware of any pending or threatened lawsuits or other legal actions.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

   Prior to the date hereof, there has been no trading market for our common stock. The outstanding common stock was issued at par value upon formation of us in reliance upon an exemption from registration contained in Section 4(2) of the Securities Act. Management owns 100% of our stock. As a result, there is no likelihood of an active public trading market, as that term is commonly understood, developing for the shares. There can be no assurance that a trading market will develop upon the closing of a business combination. To date, neither we nor anyone acting on our behalf has taken any affirmative steps to retain or encourage any broker dealer to act as a market maker for our common stock. Further, there have been no discussions or understandings, preliminary or otherwise, between us or anyone acting on our behalf and any market maker regarding the participation of any such market maker in the future trading market, if any, for our common stock. Present management does not anticipate that any such negotiations, discussions or understandings shall take place prior to the execution of an acquisition agreement. Management expects that discussions in this area will ultimately be initiated us.

     There are no outstanding options or warrants to purchase, or securities convertible into, our common equity. The 2,000,000 shares of our common stock currently outstanding are restricted securities as that term is defined in the Securities Act. Any shares retained by Mr. Williams' trust must either be registered for sale or may only be sold subject to Rule 144.

Item 10. Recent Sales of Unregistered Securities.

     Michael T. Williams and Yale Yu were issued 1,000,000 shares upon our formation as founder of our business. He contributed $79.00 in non-refundable capital for these shares.

Item 11. Description of Registrant's Securities to be Registered.

                          DESCRIPTION OF CAPITAL STOCK

      --------------------------------------------------------------------------
  Authorized Capital Stock Under Our         Shares Of Capital Stock Outstanding
     Certificate of Incorporation
      --------------------------------------------------------------------------
    50,000,000 shares of common stock             2,000,000 shares of common
      --------------------------------------------------------------------------
    20,000,000 shares of preferred stock          No shares of preferred stock
      --------------------------------------------------------------------------


     All significant provisions of our capital stock are summarized in this Form
10. However, the following description isn't complete and is governed by applicable Florida law and our articles of incorporation and bylaws. We have filed copies of these documents as exhibits to this Form 10.

Common Stock

You have voting rights for your shares. You and all other common stockholders may cast one vote for each share held of record on all matters submitted to a vote. You have cumulative voting rights in the election of directors. The effect of cumulative voting is described below.

You have dividend rights for your shares.

    You and all other common stockholders are entitled to receive dividends and other distributions when declared by our board of directors out of the assets and funds available, based upon your percentage ownership of us. Florida law prohibits the payment of any dividends where, after payment of the dividend, we would be unable to pay our debts as they come due in the usual course of business or our total assets would be less than the sum of our total liabilities plus any amounts the law requires to be set aside. We will not pay dividends. You should not expect to receive any dividends on shares in the near future, even after a merger. This investment is inappropriate for you if you need dividend income from an investment in shares.

You have rights if we go out of business forever.

     If we go out of business forever, you and all other common stockholders will be entitled to share in the distribution of assets remaining after payment of all money we owe to others and any priority payment required to be made to our preferred stockholders. Our directors, at their discretion, may borrow funds without your prior approval, which potentially further reduces the amount you would receive if we go out of business forever.

You have no right to acquire shares of stock based upon your percentage ownership of our shares when we sell more shares of our stock to other people.

    We do not provide our stockholders with preemptive rights to subscribe for or to purchase any additional shares offered by us in the future. The absence of these rights could, upon our sale of additional shares of common or preferred stock, result in a decrease in the percentage ownership that you hold or percentage of total votes you may cast.

Preferred Stock

Our board of directors can issue preferred stock at any time with any legally-permitted rights and preferences without your approval.

     Our board of directors, without your approval, is authorized to issue preferred stock. They can issue different classes of preferred stock, with some or all of the following rights or any other rights they think are appropriate and that are legal:

o     Voting
o     Dividend
o     Required or optional repurchase by us
o     Conversion into common stock,  with or without  additional  payment
o Payments preferred stockholders will receive before common stockholders if we go out of business forever

    The issuance of preferred stock could provide us with flexibility for possible acquisitions and other corporate purposes. But it also could render meaningless your right to vote your stock on a matter that you are entitled to vote on because preferred stockholders could own shares with a majority of the votes required on any issue. Someone interested in buying our company may not follow through with their plans because they could find it more difficult to acquire, or be discouraged from acquiring, a majority of our outstanding stock because we issue preferred stock.

Dissenters' Rights

Section 607.1303 of Florida Statutes provides the following procedure for exercise of dissenters' rights.-- Under the act, shareholders may perfect dissenters' rights with regard to corporate actions involving certain mergers, consolidations, sale, lease or merger of substantially all the assets of the corporation, under limited circumstances,, or elimination of cumulative voting. A shareholder wishing to assert dissenters' rights under the act must follow the specified procedures which include:

o delivering, before the vote is taken on the matter, written notice of the holder's intent to demand payment for his shares if the matter is approved

o     not voting his shares in favor of the matter proposed.

Within 10 days after the shareholders have authorized the matter, the corporation must give written notice of the authorization to each shareholder who delivered written notice of his intent to demand payment and who did not vote for the proposed action. Within 20 days after the corporation has provided this notice, the shareholder must file with the corporation a notice of his election to dissent and must simultaneously surrender certificates representing his shares. The notice of election must be in the form specified under the act.

As we will have only one shareholder who is also our management and will obtain all relevant information about an acquisition candidate during the due diligence process, we will not furnish separate information concerning a target company and its business prior to closing any merger or acquisition, as such information will already be know to our shareholder. If audited financial statements are not required to be filed with the SEC prior to closing of the merger, no such statements will be furnished unless available.

Provisions With Possible Anti-Takeover Effects

   Section 607.0902 of Florida law restricts the voting rights of certain shares of a corporation's stock when those shares are acquired by a party who, by such acquisition, would control at least one-fifth of all voting rights of the corporation's issued and outstanding stock. The statute provides that the acquired shares, the control shares, will, upon such acquisition, cease to have any voting rights. The acquiring party may, however, petition the corporation to have voting rights re-assigned to the control shares by way of an acquiring person's statement submitted to the corporation in compliance with the requirements of the statute. Upon receipt of such request, the corporation must submit, for shareholder approval, the acquiring person's request to have voting rights re-assigned to the control shares. Voting rights may be reassigned to the control shares by a resolution of a majority of the corporation's shareholders for each class and series of stock. If such a resolution is approved, and the voting rights re-assigned to the control shares represent a majority of all voting rights of the corporation's outstanding voting stock, then, unless the corporation's articles of incorporation or Bylaws provide otherwise, all shareholders of the corporation will be able to exercise dissenter's rights in accordance with Florida law.

        A corporation may, by amendment to its articles of incorporation or bylaws, provide that, if the party acquiring the control shares does not submit an acquiring person's statement in accordance with the statute, the corporation may redeem the control shares at any time during the period ending 60 days after the acquisition of control shares. If the acquiring party files an acquiring person's statement, the control shares are not subject to redemption by the corporation unless the shareholders, acting on the acquiring party's request, deny full voting rights to the control shares. The statute does not alter the voting rights of any stock of the corporation acquired in any of the following manners:

o Under the laws of intestate succession or under a gift or testamentary transfer
o Under the satisfaction of a pledge or other security interest created in good faith and not for the purpose of circumventing the statute
o Under either a share exchange or share exchange if the corporation is a party to the agreement or plan of exchange or share exchange
o Under any savings, employee stock ownership or other benefit plan of the corporation
o Under an acquisition of shares specifically approved by the board of directors of the corporation.

Investment Company Act

Although we will be subject to regulation under the Securities Act and the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940. The regulatory scope of the Investment Company Act of 1940 was enacted principally for the purpose of regulatory vehicles for pooled investments in securities, extends generally to companies primarily in the business of investing, reinvesting, owning, holding or trading securities. The Investment Company Act may, however, also be deemed to be applicable to a company which does not intend to be characterized as an investment company but which, nevertheless, engages in activities which may be deemed to be within the definition of the scope of certain provisions of the Investment Company Act. We believe that our principal activities will not subject we to regulation under the Investment Company Act. Nevertheless, we will might be deemed to be an investment company. In the event we are deemed to be an investment company, we may be subject to certain restrictions relating to our activities, including restrictions on the nature of our investments and the issuance of securities. We have obtained no formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act of 1940.

Penny Stock Rules

   After the closing of an acquisition, our stock may be a penny stock. Penny stocks generally are equity securities with a price of less than $5.00. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Commission. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

   These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If our shares immediately following the closing of the merger and listing of our stock are subject to subject to such penny stock rules, our shareholders will in all likelihood find it more difficult to sell their securities.

Item 12. Indemnification of Directors and Officers.

        Our director is bound by the general standards for directors provisions in Florida law. These provisions allow him in making decisions to consider any factors as he deems relevant, including our long-term prospects and interests and the social, economic, legal or other effects of any proposed action on the employees, suppliers or our customers, the community in which the we operate and the economy. Florida law limits our director's liability.

    We have agreed to indemnify our director, meaning that we will pay for damages they incur for properly acting as director. The SEC believes that this indemnification may not be given for violations of the Securities Act of 1933 that governs the distribution of our securities.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant under the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against the public policy as expressed in the securities Act and is therefore, unenforceable.

    Item 13. Financial Statements and Supplementary Data.



                           Brilliant Sun Industry Co.
                        (A Development Stage Enterprise)

      TABLE OF CONTENTS

------------------------------------------------------------------------------

Independent Auditors' Report                                         20

Financial Statements as of and for the
period May 4, 1999 (date of incorporation) to May 5, 1999:

    Balance Sheet                                                    21
    Statement of Operations                                          22
    Statement of Stockholders' Equity                                23
    Statement of Cash Flows                                          24
    Notes to Financial Statements                                    25


------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of First Business Service Group, Inc:

We have audited the accompanying balance sheet of Brilliant Sun Industry Co. (the "Company"), a development stage enterprise, as of May 5, 1999, and the related statements of operations, stockholders' equity and cash flows for the period May 4, 1999 (date of incorporation) to May 5, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 5, 1999, and the results of its operations and its cash flows for the period May 4, 1999 (date of incorporation) to May 5, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes A and B to the financial statements, the Company is in the development stage and will require a significant amount of capital to commence its planned principal operations and proceed with its business plan. As of the date of these financial statements, an insignificant amount of capital has been raised, and as such there is no assurance that the Company will be successful in its efforts to raise the necessary capital to commence its planned principal operations and/or implement its business plan. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Kingery Crouse & Hohl P.A.

May 3, 2000
Tampa,  Florida

                           Brilliant Sun Industry Co.
                        (A Development Stage Enterprise)

                         BALANCE SHEET AS OF MAY 5, 1999



TOTAL                                                          $       0
                                                               ==========


LIABILITIES AND STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY:
     Preferred stock - no par value - 20,000,000
        shares authorized; 0 shares issued and outstanding     $       0
    Common stock - no par value - 50,000,000 shares
        Authorized; 2,000,000 shares issued and outstanding        1,079
    Deficit accumulated during the development stage              (1,079)
                                                               ----------
         Total stockholders' equity                                    0
                                                               ----------
TOTAL                                                          $       0
                                                               ==========



SEE NOTES TO FINANCIAL STATEMENTS

                           Brilliant Sun Industry Co.
                        (A Development Stage Enterprise)

                              STATEMENT OF OPERATIONS
              For the period May 4, 1999 (date of incorporation)
                                 to May 5, 1999




EXPENSES:
   Professional Fees                                        $      1,000
   Organizational costs                                               79
                                                            -------------

NET LOSS                                                    $      1,079
                                                            =============

NET LOSS PER SHARE:
Basic                                                       $          0
                                                            =============
Weighted average number of shares - basic                      2,000,000
                                                            =============




SEE NOTES TO FINANCIAL STATEMENTS

                           Brilliant Sun Industry Co.
                        (A Development Stage Enterprise)

                           STATEMENT OF STOCKHOLDERS'EQUITY
                  For the period May 4, 1999 (date of incorporation)
                                 to May 5, 1999


                                                                      Deficit
                                                                      Accumulated
                                                                      During the
                                   Common             Preferred       Development
                              Shares      Value    Shares    Value    Stage         Total
                             ---------   -------- ---------  -------  -------      -------

Balances, May 4, 1999               0    $     0         0   $     0  $     0      $     0
(date of incorporation)

Proceeds from the issuance
 of common stock            2,000,000         79                                        79

Capital Contribution
 of Services                               1,000                                     1,000
Net loss for the period,
  May 4, 1999
  (date of incorporation)
  to May 5, 1999                                                       (1,079)      (1,079)
                            ---------    -------- ---------  -------- --------     -------
Balances May 5, 1999        2,000,000    $ 1,079         0   $     0  $(1,079)     $     0
                            =========    ======== =========  ======== ========     ========



SEE NOTES TO FINANCIAL STATEMENTS

                           Brilliant Sun Industry Co.
                        (A Development Stage Enterprise)

                             STATEMENT OF CASH FLOWS
              For the period May 4, 1999 (date of incorporation)
                                 to May 5, 1999



CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                      $ (1,079)
    Adjustments to reconcile net loss to cash used
      in operating activities:
       Contribution of Services                                    1,000
                                                                ----------
NET CASH USED IN OPERATING ACTIVITIES                                (79)
                                                                ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Issuance of common stock                                         79
                                                                ----------

NET CASH PROVIDED BY FINANCIANG ACTIVITIES                             79
                                                                ----------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                 0

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                          0
                                                                ----------

CASH AND CASH EQUIVALENTS, END OF PERIOD                        $       0
                                                                ==========


      Interest paid                                             $       0
                                                                ==========

      Taxes paid                                                $       0
                                                                ==========



SEE NOTES TO FINANCIAL STATEMENTS

                           Brilliant Sun Industry Co.
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS



NOTE A - FORMATION AND OPERATIONS OF THE COMPANY

Brilliant Sun Industry Co. (the "Company") was incorporated under the laws of the state of Florida on May 4, 1999. The Company, which is considered to be in the development stage as defined in Financial Accounting Standards Board Statement No. 7, intends to investigate and, if such investigation warrants, engage in business combinations. The planned principal operations of the Company have not commenced, therefore accounting policies and procedures have not yet been established. The Company's fiscal year-end is December 31.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company will require a significant amount of capital to commence its planned principal operations and proceed with its business plan. Accordingly, the Company's ability to continue as a going concern is dependent upon its ability to secure an adequate amount of capital to finance its planned principal operations and/or implement its business plan. The Company's plans include borrowings from management and negotiating fees with an acquisition candidate, however there is no assurance that they will be successful in their efforts to raise capital. This factor, among others, may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

NOTE C - INCOME TAXES

During the period May 4, 1999 (date of incorporation) to May 5, 1999, the Company recognized losses for both financial and tax reporting purposes. Accordingly, no deferred taxes have been provided for in the accompanying statement of operations.

NOTE D - RELATED PARTY TRANSACTION

Our President, who is also a shareholder, has agreed, in writing, to fund all of our expenses until such time as an acquisition transaction is closed. None of these funds expended on our behalf will be reimbursable to our President, accordingly these amounts will be reflected in our financial statements as contributed capital. In addition, our President has contributed services to us during the period May 4, 1999 (date of incorporation) to May 5, 1999. These services are included in the accompanying financial statements as professional fees and contributed capital.

NOTE E - PROPOSED MERGER

The Company has entered into a merger agreement with Yi Wan Group, Inc. which it anticipates will close in the year 2001. In conjunction with the merger the Company has agreed to effect an exchange of shares whereby the current shareholders of the Company may retain approximately three percent (3%) of the number of shares outstanding after such closing and will be paid approximately $45,000 for expenses and services related to the merger.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

    None

Item 15. Financial Statements and Exhibits.



  EXHIBIT NO.       SEC REFERENCE    TITLE OF DOCUMENT

                        NUMBER
--------------------------------------------------------------------
       1                  3          Articles of Incorporation
--------------------------------------------------------------------
       2                  3          Bylaws
--------------------------------------------------------------------
       3                  10         Agreement with management
--------------------------------------------------------------------

                       SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Brilliant Sun Industry Co.

Date:  January 30, 2001

By /s/ Michael T. Williams
 Michael T. Williams, President

Date Filed: January 30, 2001                              SEC File No. 333-93767




                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    EXHIBITS

                                       TO

                             REGISTRATION STATEMENT

                                  ON FORM 10SB

                                      UNDER

                           THE SECURITIES ACT OF 1934

                           Brilliant Sun Industry Co.

(Consecutively numbered pages     28     through    32      of this Registration
                              ----------         ----------
Statement)

                                INDEX TO EXHIBITS



  EXHIBIT NO.       SEC REFERENCE    TITLE OF DOCUMENT              LOCATION
                        NUMBER
-------------------------------------------------------------------------------
       1                  3          Articles of Incorporation          *
-------------------------------------------------------------------------------
       2                  3          Bylaws                             *
-------------------------------------------------------------------------------
       3                  10         Agreement with management          Page 31
-------------------------------------------------------------------------------

*Previously filed

                                    EXHIBIT 3

                            Agreement with Management

      AGREEMENT

We, Brilliant Sun Industry Co., a Florida corporation, do agree with you, our president, director and management, Michael T. Williams, as of May 4, 1999, as follows.

o We will not sell any securities prior to the location of an acquisition or merger candidate.

o The costs of identifying, investigating, and analyzing business combinations not obtained from the merger fee paid to us by the acquisition candidate will be paid with funds contributed as a capital contribution by our president. Management will fund our cash requirements until an acquisition is closed. Management has placed no cap on the amount of funds they will lend.

o We may not borrow funds and use the loan proceeds to make payments to any officer, director, promoter or affiliate or associate of us.

o We will not enter into a business combination with any company which is in any way wholly or partially beneficially owned by any officer, director, promoter or affiliate or associate of us.

o We will not pay a finder's fee to any member of management for locating a merger or acquisition candidate.

o No member of management intends to or may seek and negotiate for the payment of finder's fees.

o Other fees may be paid to our management if and only if it is agreed by the acquisition candidate in the merger agreement. Any such fee will be funded by a fee the acquisition candidate agrees to pay as part of the merger agreement. There is no minimum or maximum amount of fee that can be paid. The amount will be determined in arms'-length negotiations in the merger agreement.

o The only other pecuniary benefit to be received by management is the retention of a to-be-agreed percent of stock after the acquisition closes. There is no minimum or maximum amount of stock which can be retained. The amount will be determined in arms'-length negotiations in the merger agreement.

o Except as described above, we will not utilize any other methods of payments by which management or current shareholders receive funds, stock, other assets or anything of value whether tangible or intangible

Brilliant Sun Industry Co.,
a Florida corporation

By: /s/ Michael T. Williams ______________________
Michael T. Williams; president, director and management


/s/ Michael T. Williams
Michael T. Williams